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                            January 31, 2023

       He Yu
       Chairman and Chief Executive Officer
       Kuke Music Holding Ltd
       Building 96, 4 San Jian Fang South Block
       Chaoyang District
       Beijing, 100024
       The People   s Republic of China

                                                        Re: Kuke Music Holding
Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed January 10,
2023
                                                            File No. 333-267655

       Dear He Yu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2022 letter.



       Amendment No. 2 to Registration Statement on Form F-3 filed January 10, 2023

       General

   1. On the cover page and on page 6 of the prospectus summary, disclose that you appointed a new auditor in November
2022, and include the name of the auditor and the location of its headquarters. On the
cover page and on page 6 of the prospectus summary, where you discuss the firm that
audited your 2021 Form 20-F, please include the name of the
                                                        auditor. On page 18,
where you discuss Ernst & Young, disclose where it is located.
 He Yu
Kuke Music Holding Ltd
January 31, 2023
Page 2
      Wherever you discuss the HFCAA and AHFCAA, please revise to reflect that the
      HFCAA was amended on December 29, 2022 to reduce the number of non-inspection years from three years to two years.
       Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if
you have any questions.



                                                          Sincerely,
FirstName LastNameHe Yu
                                                          Division of
Corporation Finance
Comapany NameKuke Music Holding Ltd
                                                          Office of Trade &
Services
January 31, 2023 Page 2
cc:       Dan Ouyang
FirstName LastName